SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of November, 1999.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467
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                       LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

November 4, 1999                                        A.S.E. Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF



              KNIFE LAKE PROJECT MEMORANDUM OF UNDERSTANDING SIGNED

Leader Mining is pleased to announce that it has signed a Memorandum of Understanding with Korea Resources Corporation (Kores), to further explore and develop the Company's Knife Lake Project, located in northeastern Saskatchewan, Canada. Under the terms of the MOU, Kores has the right to earn up to 50% working interest in the Knife Lake Project by making an investment of $5.2 million including cash payments of $1.2 million to Leader and funding $4.0 million of exploration/development work, and a bonus payment of $0.3 million is payable to Leader upon the start of commercial production.

Upon signing the Joint Venture Agreement, scheduled for November 10th, Kores will establish a joint Canadian office with Leader Mining in Calgary; assign two technical personnel to the Calgary office; and create a strategic alliance with
Leader  to  assess  other  Canadian   mining   opportunities.

Korea Resources Corporation is an entity wholly owned by the Korean Government and in charge of promoting overseas resources development projects for investment by other Korean companies. The company itself has made investments in 2 coal projects and a copper project in Australia in conjunction with other Korean companies.

Knife Lake Project is located along the northern extension of the Amisk volcanics; which host prolific Flin Flon Mining Camp which has produced base metals valued in the order of $6 billion (1995 dollars) over the past 70 years. The initial exploration program will focus on discovering more intact higher grade deposits to supplement the existing Knife Lake Copper Deposit (drill indicated resource of 20 million tonnes of @ 0.74 % eCu). Exploration activities will include ground geophysics and diamond drilling to test targets immediately north of the Knife Lake Copper Deposit; beneath the east arm of nearby Scimitar Lake; and a third target located at Pistol Lake, where wide intercepts of copper mineralization have been previously reported (March 14, 1997: Drill hole PL-4-95 intersected 150m wide zone and PL-3-95 intersected 63m wide zone). Exploration of the fourteen other VMS type targets identified from Leader's work within the 860 sq. km. land holdings will proceed systematically.

The  Joint  Venture  creates  value  for  Leader's   shareholders  by  providing
significant cash injections into Leader and the Knife Lake Project, without stock dilution. This is a major step forward for Leader Mining and the Project.

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The  Alberta  Stock  Exchange  has  neither  approved  nor  disapproved  of  the information contained herein.

                    FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
       STAN KAMINSKY AT: DUPONT SECURITIES GROUP, INC., USA (212)422-0416

                       LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

November 15, 1999                                       A.S.E. Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF

                    KNIFE LAKE JOINT VENTURE AGREEMENT SIGNED

Leader Mining International Inc. and Korea Resources Corporation (Kores), a corporation wholly owned by the government of Korea, are pleased to announce that the Joint Venture Agreement for the continued exploration and development of the Knife Lake Project located in northeastern Saskatchewan, Canada was formally signed in Leader1s office on November 10, 1999. Kores representatives Mr. Chang-Kyo Han (Vice President & Executive Director) and Mr. In-Sik Kim; along with local industry and government officials; were present at the signing ceremony to witness Mr. Hyun -Chul Lee (Kores, Deputy Directors Mining Business Division) and Mr. Jasi Nikhanj (Leader, President & CEO) consummate the agreement.

As previously reported (November 4, 1999), under the terms of the Joint Venture Agreement Kores many earn up to 50% working interest in the Knife Lake Project by making an investment of $5.2 million; including payments of $1.2 million to Leader and funding $4.0 million of exploration/development work; and a bonus payment of $0.3 million to Leader upon the start of commercial production.

Both companies believe that this represents a major step forward, for the Knife Lake Project and are excited by the up-coming winter exploration program.

--------------------------------------------------------------------------------
The Alberta Stock Exchange has neither approved nor disapproved of the information contained herein.

                    FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
       STAN KAMINSKY AT: DUPONT SECURITIES GROUP, INC., USA (212)422-0416

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President